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                                                                EXHIBIT (d)(15)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                        ENHANCED SURRENDER VALUE RIDER

This rider has been added to and made a part of the policy to which it is attached.

The policy to which this rider is attached is eligible for an Enhanced Surrender Value, as defined in this rider, if this rider is in force and the policy is surrendered during the sixty (60) day period following the policy year(s) referred to as Enhanced Surrender Value Availability shown on the Rider Schedule. Upon surrender the amount payable will be the greater of:

    1. The Enhanced Surrender Value on the date of surrender; or

    2. The Cash Surrender Value provided by the policy on the date of surrender.

The Enhanced Surrender Value will not be paid in addition to the Cash Surrender Value of the policy.

ENHANCED SURRENDER VALUE. The Enhanced Surrender Value is equal to the lesser of A, B or C, reduced by outstanding loans, if any, where:

A  equals:

    1. The total premium paid multiplied by the Enhancement Percentage; less

    2. Partial surrenders, if any.

B  equals:

    1. The lowest Specified Amount; divided by

    2. The Death Benefit Corridor Rate at the time of surrender.

C  equals:

    1. The lowest Specified Amount; multiplied by

    2. The Enhancement Cap.

The Enhancement Percentage and Enhancement Cap are shown on the Rider Schedule. The policy year(s) after which You may request a full surrender and receive the Enhanced Surrender Value is also shown on the Rider Schedule. The lowest Specified Amount when used in this rider means the policy's smallest Specified Amount (taking into account any increases or decreases in the Specified Amount for any reason) at any time prior to the date of surrender.

TERMINATION. This rider will terminate on the earliest of the following:

    1. The date the policy terminates; or

    2. The date the policy CG Account Value on the last day of a policy year is less than or equal to:

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    a. The CG Threshold Value described in the policy; multiplied by

    b. The Termination Percentage shown on the Rider Schedule.

REINSTATEMENT. If this rider terminates, it cannot be reinstated.

POLICY PROVISIONS APPLICABLE. This rider is subject to all the conditions and provisions of the policy to which it is attached, except as provided herein. In the event of a conflict the provisions of this rider will prevail.

The effective date of this rider is the Date of Issue of the policy.

                                          [ROBERT SCHIMEK]
                                                 President

(C) American International Group, Inc. All Rights Reserved.


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POLICY NUMBER:       0000000000

                                RIDER SCHEDULE

Enhanced Surrender Value Availability                Enhancement Percentage
      (End of Year)
[Policy Year 20                                              [50%]
Policy Year 25]                                              [100%]

Enhancement Cap:           [40%]

Termination Percentage:    [80%]

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